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                                                                    EXHIBIT 99.1



                                 PRESS RELEASE
                                 -------------
                            No.TEL.450/PR.000/UHI/02

                 TELKOM, SINGTEL, CAT AND NEC SIGN AGREEMENT FOR
                       TIS (THAILAND-INDONESIA-SINGAPORE)
                             SUBMARINE CABLE PROJECT

BANDUNG, NOVEMBER 28TH, 2002, We hereby announce that PT Telekomunikasi Indonesia Tbk. ("TELKOM") together with Singapore Telecommunications Limited ("SingTel") and The Communication Authority of Thailand ("CAT") has signed a contract with NEC Corporation ("NEC"), a Japanese company which develops and manufactures submarine cable system, to develop the TIS (Thailand-Indonesia-Singapore) Cable Network Project with a total contract value of US$32.7 million which shall be bear equally among TELKOM, SingTel and CAT.

The TIS Cable Network infrastructure will strengthen the regional telecommunication system between Indonesia to Singapore and Singapore to Thailand to support the rapid growing bandwidth demand from Indonesia, Singapore and Thailand. The TIS Cable Network system shall provide TELKOM with regional access which may extend in the future for international access.

The TIS Cable Network system will use SDH (Synchronous Digital Hierarchy) with an initial equipped capacity of 30 Gbps which can be upgraded up to 320 Gbps. The cable will be landed in Batam-Indonesia; Changi-Singapore and Sangkla-Thailand and scheduled to be ready for service by the end of 2003.

On the same day, TELKOM, Singtel and CAT has also signed a Construction & Maintenance Agreement as the groundwork for the cooperation between the three telecommunications operators with a time period of fifteen (15) years.


SETIAWAN SULISTYONO
HEAD OF INVESTOR RELATIONS UNIT


For further information please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK.

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BANDUNG:                                JAKARTA:

PHONE: 62-22-4527337                    PHONE: 62-21-5215109
FAX:   62-22-7104743                    FAX:   62-21-5220500
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E-mail:  investor@telkom.co.id
Website: www.telkom.co.id